

June 30, 2011

<u>Via Facsimile</u>
Joseph Sparacio
Chief Financial Officer
IMAX Corporation
2525 Speakman Drive
Mississauga, Ontario, Canada

  Re: **IMAX Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed February 24, 2011
    File No. 001-35066

Dear Mr. Sparacio:

  We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis, page 34</u>

<u>Year Ended December 31, 2010 versus Year Ended December 31, 2009, page 48</u>

1. We see that you discuss various measures in your management's discussion and analysis on page 48, 50, and 55 that adjust your operating results to exclude variable share-based compensation, non-cash tax recoveries and inventory write-downs. We note similar discussion in your Form 10-Q for the quarterly period ended March 31, 2011. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K relating to the presentation of these measures in determining that the disclosures required by that Item were not required for these measures, including the reconciliation of a non-GAAP

Joseph Sparacio
IMAX Corporation
June 30, 2011
Page 2

measure to its most directly comparable GAAP measure, the disclosure of the reasons
why management believes the presentation provides useful information to investors and
the additional purposes for which your management uses the non-GAAP measure.
Alternatively, please revise future filings to include the disclosures required by Item
10(e) for these measures and provide us with a copy of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-
3212 if you have questions regarding comments on the financial statements and related
matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief
Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief